EXHIBIT 4.1

SNB BANCSHARES, INC.

2003 RESTRICTED STOCK BONUS PLAN

ARTICLE I

DEFINITIONS

The terms used in this SNB Bancshares, Inc. 2003 Restricted Stock Bonus Plan (the “Plan”) shall, unless otherwise indicated or required by the particular context, have the following meaning.

1.1 Board. The “Board” is the Board of Directors of the Company.

1.2 Common Stock. “Common Stock” is the Company’s $1.00 per value of common stock.

1.3 Company. The “Company” is SNB Bancshares, Inc., a Georgia corporation, and its subsidiaries.

1.4 Executive Employee. An “Executive Employee” is a full-time permanent employee of the Company or one of its Subsidiaries, who is employed in an executive capacity and who has five or more years of tenure as of the date of the Restricted Stock Award.

1.5 Recipient. A “Recipient” is an Executive Employee designated by the Board of Directors to receive a Restricted Stock Award under and pursuant to the terms of this Plan.

1.6 Restricted Stock Award. A “Restricted Stock Award” is an award of shares of Common stock upon and subject to the terms, restrictions, and conditions of this Plan.

1.7 Subsidiary. A “Subsidiary” is any corporation at least a majority of whose securities having ordinary voting power for the election of directors, is at the time owned by the Company and/or one or more Subsidiaries.

1.8 Termination. “Termination” is the ceasing to be an employee of the Company or one of its Subsidiaries, irrespective of cause or reason, including death, permanent total disability, or retirement. If (1) a Subsidiary is sold, merged, consolidated, or in any other manner transferred, or if, for any reason, the Company’s ownership interest in the Subsidiary decreases below the level specified in paragraph 1.7, (2) the Recipient’s primary employment duties are with the Subsidiary at the time of the occurrence of such event, and (3) the Recipient does not, in conjunction therewith, transfer employment directly to the Company or a Subsidiary, then the Recipient shall be considered to have terminated his employment as of the date of the occurrence of such event.

ARTICLE II

PURPOSE AND POWER

2.1 Purposes. This Plan is being adopted for the purpose of establishing incentives designed to recognize, reward and retain Executive Employees whose performance, contribution and skills are critical to the Company; and to promote the increased ownership of Common Stock among Executive Employees of the Company and its Subsidiaries in order to increase their proprietary interest in the Company’s business.

2.2 Eligibility. Only Executive Employees shall be eligible to receive Restricted Stock Awards under this Plan. Determinations as to which Executive Employees may become Recipients as well as the amount and time of Restricted Awards shall be made to the Board.

ARTICLE III

ADMINISTRATION OF PLAN

3.1 General Authority. The Plan shall be administered by the Board. Without limiting the generality of the foregoing, but subject to the provisions of paragraph 6.4, the Board shall have full and final authority in its discretion to:

(a) interpret conclusively the provisions of the Plan and decide all questions of fact arising in its application;

(b) adopt, amend and rescind rules and regulations relating to this Plan;

(c) determine the Executive Employees to whom Restricted Stock Awards shall be made and the amount of each such Restricted Stock Award; and

(d) make any other determination it deems necessary or advisable, subject only to those determinations which may be reserved to the Board.

A majority of the Board shall constitute a quorum and the acts of a majority of the quorum shall be sufficient for the taking of any action.

ARTICLE IV

SHARES SUBJECT TO PLAN

4.1 Maximum Amount Available. The maximum number of shares of Common Stock which may be subject to Restricted Stock Awards hereunder is 5,000 shares, it being understood that either treasury shares or authorized, unissued shares of Common Stock will be used hereunder.

If shares of Common Stock are forfeited for any reason, prior to the lapsing of the applicable restrictions, the forfeited shares shall be returned to the Company as treasury shares or canceled as the case may be.

4.2 Adjustments. The Restricted Stock Awards (and the shares of Common Stock represented thereby) shall be adjusted by the Board, but only in order to prevent dilution or enlargement of such awards in the event of a stock dividend, stock split-up or share combination, exchange of shares, recapitalization, merger, consolidation, acquisition of property or shares, separation, reorganization, liquidation, or the like of or by the Company.

4.3 Individual Awards. The Board has determined that the Restricted Stock Awards to be made under the Plan, effected as of the date of the Plan, shall be as follows:

H. Averett Walker	2,000 Shares
Richard A. Collinsworth	1,150 Shares
R. Chris Smith	350 Shares
George E. Slappey, Jr.	350 Shares
E. Randall Wright	350 Shares
Ronald J. Baggett	200 Shares
Betsy J. Baugham	200 Shares
Neil F. Deese	200 Shares
Veronica Grant	200 Shares

ARTICLE V

TERMS OF PARTICIPATION

5.1 Restricted Stock Awards. Restricted Stock Awards shall be made as of the date of this Plan. Such awards shall be made to the Executive Employee regardless of prior stock options or other awards.

5.2 Notices. The Board shall promptly provide each Recipient with written notice setting forth:

(a) the amount of the Restricted Stock Award;

(b) the Fair Market Value of the shares of Common stock awarded; and

(c) such other terms and conditions relevant thereto as may be considered appropriate by the Compensation Committee.

5.3 Governmental and Other Regulations. The obligations of the Company to issue or transfer Common Stock awarded pursuant hereto are subject to:

(a) compliance with all applicable governmental rules and regulations, and administrative action;

(b) the effectiveness of a registration statement under the Securities Act of 1933, as amended, if deemed necessary or appropriate by the Company; and

(c) the satisfaction of any listing requirements (or authority for listing upon official notice of issuance) for each stock exchange on which outstanding shares of the same class may then be listed.

5.4 Restrictions on Transfer. The shares of Common Stock awarded pursuant to this Plan are subject to the following restrictions:

(a) Stock certificates evidencing such shares shall be issued in the sole name of the Recipient (but shall be held by the Company until the restrictions shall have lapsed in accordance herewith) and shall bear a legend which, in part, shall provide that:

“The shares of SNB Bancshares, Inc. $1.00 Common Stock evidenced by this certificate are subject to the terms and restrictions of the SNB Bancshares, Inc. 2003 Restricted Stock Bonus Plan, such shares are subject to forfeiture or cancellation under the terms of said Plan; and such shares shall not be sold, transferred, assigned, pledged, encumbered or otherwise alienated or hypothecated except pursuant to the provisions of said Plan, a copy of which is available from SNB Bancshares, Inc. upon request.”

(b) No such shares may be sold, transferred, assigned, pledged, encumbered or otherwise alienated or hypothecated, unless, until and then only to the extent that said restrictions shall have lapsed in accordance with paragraph 5.5 hereof.

5.5 Lapse of Restrictions. Subject to the provisions of Article VI, the restrictions contained in Paragraph 5.4(a) and (c) hereof shall lapse as follows:

(a) Said restrictions shall lapse with respect to 20% of the shares awarded pursuant to a Restricted Stock Award, on January 28 during each of the five (5) consecutive calendar years beginning with the first January 28 following the calendar year during which these Restricted Stock Awards are made, but only if on the date the restrictions are to lapse the Recipient has been an employee of the Company continuously from the time of the Restricted Stock Award to such date of lapse. Temporary leaves of absence which are approved by the Company shall not be considered a break in that employee’s continuous employment with the Company. The purpose of the restrictions is to provide an incentive to each Recipient to remain with the Company or one of its Subsidiaries and to perform assigned tasks and responsibilities in a manner consistent with the best interests of the Company and its stockholders. If calculation of 20% of the shares awarded would result in a fractional share interest, the number of shares shall be rounded down to the next lowest number of full shares for each of the first four lapse dates, with the balance to the fifth lapse date.

(b) The Board may at any time in its sole discretion accelerate or waive all or any portion of restrictions remaining in respect of the Restricted Stock Award. This right may be exercised for any or all Recipients.

(c) In the event of the Recipient’s death, permanent total disability, or retirement, the Board may, in its discretion, elect to waive all or any portion of the restrictions remaining respect of the Restricted Stock Award.

5.6 Effective of Termination. Except as otherwise provided in Article VI, in the event of Termination of Recipients as an Employee of Company, all shares still subject to the restrictions hereof shall be returned to or canceled by the Company and shall be deemed to have been forfeited by the Recipient unless and then only to the extent the Compensation Committee shall, in its sole discretion, elect in writing to waive said return and forfeiture in accordance with paragraph 5.5(b) or (c) hereof.

5.7 Rights as Stockholder. Upon issuance of the stock certificates evidencing the Restricted Stock Award and subject to the restrictions contained in paragraph 5.4 hereof, the Recipient shall have all the rights of a stockholder of the Company with respect to the shares of Common Stock represented by said Restricted Stock Award, including the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto.

ARTICLE VI

MISCELLANEOUS TERMS

6.1 Amendment. The Board may make such amendments to the Plan as it shall deem advisable.

6.2 Limitation of Liability of the Company. As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(a) give any employee of the Company or any of its Subsidiaries any right to be granted any awards other than at the sole discretion of the Compensation Committee;

(b) give any Recipient any rights whatsoever with respect to shares of Common Stock except as specifically provided in the Plan;

(c) limit in any way the right of the Company or its Subsidiaries to terminate the employment of any Recipient at any time; or

(d) be evidence of any agreement or understanding, express or implied, that the Company or any of its Subsidiaries will employ any Recipient in any particular position, at any particular rate of compensation, or for any particular period of time.

6.3 Non-exclusivity of the Plan. Nothing contained herein is intended to amend, modify or rescind any previously approved compensation plans or programs entered into by the Company or any of its Subsidiaries. This Plan shall be in addition to any and all such plans or programs. The adoption of this Plan by the Board shall not be construed as creating any limitations on the power of authority of the Board to adopt such other additional incentive or other compensation arrangements as the Board may deem necessary or desirable.

6.4 Other Provisions. The following provisions are also in effect hereunder:

(a) All expenses of administering the Plan shall be borne by the Company.

(b) No person shall have any claim or right to receive an award if, in the opinion of counsel, such receipt conflicts with law or is opposed to public policy.

(c) The place of administration of the Plan shall be conclusively deemed to be within the State of Georgia, and the validity, construction, interpretation, administration and effect of the Plan and of its rules and regulations and the rights of any and all personnel having or claiming to have an interest herein or hereunder shall be governed by and determined exclusively and solely in accordance with the laws of the State of Georgia.

(d) This Plan shall be binding upon and inure to the benefit of the successors and assigns of the Company and each Subsidiary, whether by way of merger, consolidation, operation of law, assignment, purchase or other acquisition of substantially all of the assets or business of the Company or any Subsidiary and any such successor or assign shall absolutely and unconditionally assume all of the Company’s and each Subsidiary’s obligations hereunder.

IN WITNESS WHEREOF, SNB Bancshares, Inc. has executed this Plan by and through its authorized officers this 28th day of January, 2003.

SNB BANCSHARES, INC.

BY:	/s/ Robert N. Ham
ROBERT N. HAM, Chairman

BY:	/s/ H. Averett Walker
H. AVERETT WALKER, President